Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

May 18, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Mr. John Reynolds, Assistant Director

100 F Street, Northeast

Washington D.C. 20549

Re:	Amedisys, Inc.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed February 22, 2011

File No. 0-24260

Dear Mr. Reynolds:

Amedisys, Inc. (“Amedisys” or the “Company”) is submitting this letter in response to the comments raised by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (our “2010 Form 10-K”), as provided in your letter to the Company dated May 9, 2011 (the “Comment Letter”). For ease of reference, each of the comments in the Comment Letter is included immediately preceding our response to the comment, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

2010 Form 10-K

Staff Comment — Management’s Discussion and Analysis

Results of Operations, page 35

1.	We note that your home health care revenues included $1.3 billion and $1.2 billion from Medicare for the years ended December 31, 2010 and 2009, respectively. We also note that the primary increase in your home health care revenues is due to increased Medicare program base episodic rates. Considering that the health care reform bills mandated reductions in the base rates for 2011, please provide an analysis of the trends management expects to see in revenues. Please discuss whether these trends and uncertainties are reasonably likely to have a material impact on your results of operations and liquidity. Refer to Item 303 of Regulation S-K and Section III of our Release 33-8350. Please provide us with the text of your proposed disclosure to be included in future filings, including any amendments to this Form 10-K.

Mr. John Reynolds

United States Securities and Exchange Commission

May 18, 2011

Amedisys’ Response:

We respectfully acknowledge the Staff’s comment. We believe that the sections on page 34 of our 2010 Form 10-K captioned “Recent Developments – Health Care Reform” and “Recent Developments – Payment” in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) summarize the identifiable key trends in 2011 revenues resulting from the mandated reduction in Medicare home health base rates for 2011. Because our Medicare revenue is based on home health base reimbursement rates as established by the Centers for Medicare and Medicaid Services (“CMS”), disclosure of the base rate in effect as of January 1, 2011 ($2,192), and the percentage change in this rate from the rate in effect for 2010 (a 5.2% reduction), are the primary indicators of trends in our 2011 revenues. This section also describes the uncertainty surrounding additional legislation which might arise from health care reform. Please note that we also generally address the risks of Medicare rate changes and our high concentration of Medicare revenue in the section captioned “Risks Related to Reimbursement” on page 14 of our 2010 Form 10-K, noting that “significant changes to the Medicare payment methodology could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.” We believe this information provides sufficient disclosure for investors to understand the trends and uncertainties regarding Medicare reimbursement rates, as seen through the eyes of our management.

Please note that in the MD&A section of our Form 10-Q for the period ended March 31, 2011, as filed with the Commission on April 26, 2011 (our “First Quarter Form 10-Q”), under the heading “Recent Developments – Payment,” we have repeated the disclosure about the 2011 base rate and noted that this represents a 5.2% reduction from the rate in effect for 2010. We also specifically quantified the impact of the 5.2% rate cut on our Medicare revenues on page 17 of our First Quarter Form 10-Q. For your convenience, we have repeated below an excerpt from this filing:

Net Service Revenue

The components of the $55.0 million decline in our home health revenues are the 5.2% CMS rate cut which reduced revenue by $18.0 million, $14.8 million related to agencies we closed or merged in 2010, with the remainder due to declining volumes.

Our revenue per episode decreased 8% due to the 5.2% CMS rate cut and a reduction in the therapy needs of our patients. We also experienced declines in both admissions and recertifications as our same store episodic-based admissions and recertifications declined 2% and 10%, respectively. The decline in recertifications is due to both a decline in our recertification rate and a lower patient census. We expect the decline in our year over year recertification rate to continue into the third quarter of 2011. While we experienced a decline in same store episodic-based admissions over 2010, we did see a sequential improvement from the fourth quarter of 2010.

Mr. John Reynolds

United States Securities and Exchange Commission

May 18, 2011

Staff Comment — Item 9A. Controls and Procedures

Inherent Limitations on Effectiveness of Controls, page 54

2.	We note management’s expectations that disclosure controls will not prevent or detect all errors and all fraud and that a control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. In future Exchange Act filings, please revise to disclose that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded, if true, that your disclosure controls and procedures are effective at that reasonable level. Refer to Section II.F.4 of SEC Release 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports which is available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Amedisys’ Response:

We respectfully acknowledge the Staff’s comment. We believe our section captioned “Evaluation of Disclosure Controls and Procedures” in Item 9A Controls and Procedures provides assurance from our principal executive officer and our principal financial officer regarding the effectiveness of our disclosure controls and procedures. However, in future filings, we will revise our section captioned “Inherent Limitations on Effectiveness of Controls,” to the extent accurate for a particular period, as follows (changes underlined/in italics):

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures. Based on an evaluation of our controls, our principal executive officer and our principal financial officer concluded our disclosure controls and procedures were effective at a reasonable assurance level as of [applicable quarter end date], the end of the period covered by this Report.

Mr. John Reynolds

United States Securities and Exchange Commission

May 18, 2011

* * * *

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We are available to clarify or discuss any part of our response. Please feel free to contact me by telephone at (225) 292-2031 or by e-mail at dale.redman@amedisys.com if you would like to discuss any of our responses.

Sincerely,

/s/ Dale E. Redman
Dale E. Redman Chief Financial Officer Amedisys, Inc.